EXHIBIT 99.4

For fiscal years ended December 31, 2019 and December 31, 2018, KPMG LLP and its affiliates billed Cameco Corporation and its subsidiaries the following fees:

	2019 ($)	% of total fees	2018 ($)	% of total fees
Audit fees
Cameco[1]	1,968,900	78.9	2,033,100	68.5
Subsidiaries[2]	221,800	8.9	709,800	23.9
Total audit fees	2,190,700	87.8	2,742,900	92.4
Audit-related fees
Pensions	27,300	1.1	27,300	0.9
Total audit-related fees	27,300	1.1	27,300	0.9
Tax fees
Compliance	37,900	1.5	94,800	3.2
Planning and advice[3]	200,800	8.1	102,300	3.5
Total tax fees	238,700	9.6	197,100	6.7
All other fees
Other non-audit fees[4]	38,300	1.5	-	0.0
Total other non-audit fees	38,300	1.5	-	0.0
Total fees	2,495,000	100.0	2,967,300	100.0

[1] Includes amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim    financial statements.

[2] Includes amounts billed for the audit of Cameco’s subsidiary financial statements.

[3] Includes amounts billed for transfer pricing advisory.

[4] Includes amounts billed in 2019 related to Cameco’s I-4 Membership.

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2019 and 2018, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.